FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Grandview Gold Inc (the “Issuer”) 330, Bay Street, Suite 820 Toronto M5H 2S8 Ontario

Item 2.	Date of Material Change

May 6, 2008

Item 3.	News Release

The Issuer issued a press release on May 6, 2008. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer report that an amendment to its Option Agreement (the “Agreement”) with Marum Resources Inc. (TSXV Symbol: MMU) (“Marum”), extending the option period on the GEM claim group (“GEM”) property (the “Property”) until December 31, 2008.

Item 5.	Full Description of Material Change

The Issuer report that an amendment to its Option Agreement (the “Agreement”) with Marum Resources Inc. (TSXV Symbol: MMU) (“Marum”), extending the option period on the GEM claim group (“GEM”) property (the “Property”) until December 31, 2008.

Under the terms of the agreement effective January 11, 2008, Grandview and Marum will work jointly to process raw data from airborne geological surveys done on the Property by Grandview prior to March 31, 2006, integrate that data into historic data of the entire coverage area and deliver the compiled information to Grandview.

“The emerging Rice Lake Gold district figures prominently in our Canadian portfolio,” says Grandview CEO and President Paul Sarjeant. “There are some impressive numbers coming out of this district, leaving little doubt it is an untapped gold mining district. Given its geological similarities to the Red Lake Gold District across the Ontario border its makes sense on many levels for us to redouble our efforts in Rice Lake and continue to map and sample our property package. We are very keen to get our geologists back on the ground this field season and aggressively pursue other opportunities in the district.”

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
President and CEO
416-486-3444
www.grandviewgold.com

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 11th day of November, 2008.

Grandview Gold Inc.

“Paul Sarjeant"

Paul Sarjeant
President and CEO of the Issuer